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                                                               Exhibit 99.5

                    POLICY ADOPTED BY THE BOARD OF DIRECTORS
                RELATING TO INSIDER TRADING IN COMPANY SECURITIES
                          AND CONFIDENTIAL INFORMATION

TO:               ALL PERSONNEL

FROM:             CHIEF EXECUTIVE OFFICER


         The Board of Directors has adopted the following Policy which applies to all personnel (including directors and officers) of our corporation and its subsidiaries (collectively called the "Company") arising from our legal and ethical responsibilities as a public company.

         1. Prohibition Against Trading on Undisclosed Material Information: If you are aware of material information relating to the Company which has not yet been made available to the public for at least two full days (often called "inside information"), you are prohibited from trading in our securities, directly or indirectly, and from disclosing such information to any other persons who may trade in our securities. Any information, positive or negative, is "material" if it might be of significance to an investor in determining whether to purchase, sell or hold our securities. Information may be significant for this purpose even if it would not alone determine the investor's decision. Examples include a potential business acquisition, internal information about revenues, earnings or other aspects of financial performance which departs in any way from what the market would expect based upon prior disclosures, important business developments, deposit relationships, loan portfolio performance, or an important transaction. We emphasize that this list is merely illustrative.

         Once material information is announced, trading can occur after a lapse of two full trading days. Therefore, if an announcement is made before the commencement of trading on a Monday, an employee may trade in the Company's stock starting on the Wednesday of that week, because two full trading days would have elapsed by then (all of Monday and Tuesday). If the announcement is made on Monday after trading begins, employees may not trade in the Company's stock until Thursday. Please consult one of our officers if you are uncertain when trading may commence following an announcement.

         The above prohibition against trading on inside information generally reflects the requirements of law as well as the Company's Policy. As more fully discussed below, a breach of this Policy probably will constitute a serious legal violation as well.

         2. Restricted Periods: No personnel should trade any securities of the Company during the period that begins 10 days prior to the ends of the Company's fiscal quarters (including fiscal year end) and ends two full trading days after the financial results for each quarter, or the full year with respect to the fourth quarter, have been announced publicly.

         3. Confidentiality Generally: Serious problems could be caused for the Company by unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating improper trading in our stock. Company personnel should not discuss internal Company matters or developments with anyone outside of the Company, except as required in the performance of regular corporate duties.

         This prohibition applies specifically (but not exclusively) to inquiries about the Company which may be made by the financial press, investment analysts or others in the financial community. It is important that all such communications on behalf of the Company be made only through an appropriately designated officer under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive an inquiry of this nature, you should decline comment and refer the inquiry to the Chief Executive Officer or the Chief Financial Officer.



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         4. Information About Other Companies: In the course of your employment, you may become aware of material non-public information about other public companies -- for example, other companies with which our Company has business dealings You are prohibited from trading in the securities of any other public company at a time when you are in possession of material non-public information about such company.

         5. Tipping. Improper disclosure of non-public information to another person who trades in the stock (so-called "tipping") is also a serious legal offense by the tipper and a violation of the terms of this Policy. If you disclose information about our Company, or information about any other public company which you acquire in connection with your employment with our Company, you may be fully responsible legally for the trading of the person receiving the information from you (your "tippee") and even persons who receive the information directly or indirectly from your tippee. Accordingly, in addition to your general obligations to maintain confidentiality of information obtained through your employment and to refrain from trading while in possession of such information, you must take utmost care not to discuss confidential or non-public information with family members, friends or others who might abuse the information by trading in securities.

         6. Limitation on Certain Trading Activities: We encourage interested employees to own our securities as a long-term investment at levels consistent with their individual financial circumstances and risk bearing abilities (since ownership of any security entails risk). However, Company personnel may not trade in puts, calls or similar options on our stock or sell our stock "short." (You may, of course, exercise any stock options granted to you by the Company.)

         7. Consequence of Violation: The Company considers strict compliance with this Policy to be a matter of utmost importance. We would consider any violation of this Policy by an employee as a threat to our reputation. Violation of this Policy could cause extreme embarrassment and possible legal liability to you and the Company. Knowing or willful violations of the letter or spirit of this Policy will be grounds for immediate dismissal from the Company. Violation of the Policy might expose the violator to severe criminal penalties as well as civil liability to any person injured by the violation. The monetary damages flowing from a violation could be three times the profit realized by the violator, as well as the attorney's fees of the persons injured.

         8. Resolving Doubts: If you have any doubt as to your responsibilities under this Policy, seek clarification and guidance before you act from the Chief Executive Officer, Chief Financial Officer or corporate counsel. Do not try to resolve uncertainties on your own.

         9. A Caution About Possible Inability to Sell: Although the Company encourages employees to own our securities as a long-term investment (see
Section 6), all personnel must recognize that trading in securities may be prohibited at a particular time because of the existence of material non-public information. Anyone purchasing our securities must consider the inherent risk that a sale of the securities could be prohibited at a time he or she might desire to sell them. The next opportunity to sell might not occur until after an extended period, during which the market price of the securities might decline.